MARATHON PATENT GROUP, INC.

January 10, 2014

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Marathon Patent Group, Inc.
Registration Statement on Form S-1
File No. 333-193151

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Marathon Patent Group, Inc. (the “Registrant”) respectfully requests the withdrawal of its registration statement on Form S-1 (File No. 333-193151), filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2013 (the “Registration Statement”). The Registrant also respectfully requests that the Staff continue the process of reviewing the confidential treatment request submitted in connection with the Registration Statement on December 31, 2013.

No securities were sold or will be sold under the Registration Statement. The Registrant may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Please address any questions you may have to Harvey J. Kesner, Esq. at Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, NY 10006, telephone number (212) 930-9700, facsimile number (212) 930-9725.

Thank you for your assistance with this matter.

Marathon Patent Group, Inc.

By: /s/ Doug Croxall
Doug Croxall, Chief Executive Officer